

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2025

Karina Fedasz
Interim Chief Executive Officer
Onconetix, Inc.
201 E. Fifth Street, Suite 1900
Cincinnati, OH 45202

> **Re: Onconetix, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 18, 2025**
> **File No. 001-41294**

Dear Karina Fedasz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jessica Yuan